SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated May 12, 2017 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated May 12, 2017, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:
	03/31/2017	03/31/2016
In millions of Pesos
Net Gain / Loss (nine-month period)	3,515	(1,505)
Attributable to:
Company’s shareholders	(1,034)	(936)
Non-controlling interests	2481	(569)

Other integral results (nine-month period)	3,016	2.868

Total integral results (nine-month period)	6,531	1,363

Attributable to:
Company’s shareholders
Non-controlling interests	1,902	(228)
	4,629	1,591
Shareholders’ Equity:

Capital stock	499	495
Treasury shares	3	7
Change in capital stock	64	64
Change in tresasury stock	1	1
Additional paid-in capital	659	659
Premium for trading of treasury shares	20	16
Cost of treasury shares	(25)	(32)
Changes in non-controlling interest	61	(189)
Conversion reserve	1,646	1,072
Reserve for stocks-based payments	100	90
Legal reserve	83	83
Reserve for future dividends	-	31
Derivative instruments	24	-
Other subsidairy reserves	23	(3)
Reserve for purchase of securities issued by the Company	25	66
Reserve for defined benefit plans	(24)	-
Reserve for offer to purchase to non-controlling shareholders	-	(121)
Retained earnings	(322)	(924)

Shareholders’ Equity attributable to controlling company’s shareholders	2,837	1,315
Non-controlling interest	18,346	8,415
TOTAL SHAREHOLDERS’ EQUITY	21,273	9,730

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 501,642,804, divided into 501,642,804 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholder is Inversiones Financieras del Sur S.A with 154,462,970 shares, accounting for 30.79% of the issued and subscribed capital stock.

In addition, we report that as of March 31, 2017, after deducting Inversiones Financieras del Sur S.A.’s interest and the treasury shares, the remaining shareholders held 344,766,369 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 68.7% of the issued and subscribed capital stock.

Below are the highlights for the nine-month period ended March 31, 2017:

●
Net income for the nine-month period of FY17 registered a gain of ARS 3,515  million compared to a loss of ARS 1,505 million in the same period of 2016 mainly explained by results of Israel Business Center from our subsidiary IRSA due to ADAMA sale and the increase in Clal share price, valued at market value.

●
The current campaign presents with good climate conditions in the region. We expect to plant approximately 205,000 ha and develop 13,326 ha in the region.

●
There were no farmland sales during IIIQ17. As a subsequent event, our subsidiary Brasilagro has sold a fraction of 274 hectares of Araucaria farm for R$ 13.2 million which will be recognized by the end of the fiscal year.

●
During the quarter, our subsidiary Brasilagro acquired a farm of 17,566 ha of crop activity in the state of Maranhão for R$ 100 million.

●
Our urban properties and investments business observed good operating results. EBITDA of the rental segments in Argentina increased by 31.8% in the nine-month period compared to the same period of 2016.

●
We decided to change the valuation method for the investment properties from historical cost to reasonable value, which was already reflected in our subsidiary IRSA Commercial Properties S.A. this quarter and will be reflected in the company’s financial statements and its subsidiary IRSA by the end of our fiscal year as of June 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
May 12, 2017